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Stone Rivet, Inc. to Acquire Envirotest Systems Corp. for $17.25 Per Share


        SUNNYVALE, Calif. and LONDON, Aug. 13 -- Stone Rivet, Inc. and Envirotest Systems Corp. (Amex: ENR), today announced that they have entered into a definitive merger agreement under which Stone Rivet will acquire Envirotest for $266.3 million in cash, or $17.25 per share, plus the assumption of approximately $275 million in net debt. The agreement was unanimously approved by Envirotest's Board of Directors.

        Under the agreement, Stone Rivet will commence a cash tender offer for all of the issued and outstanding shares of Envirotest's Class A common stock. The Class B and Class C shares of Envirotest common stock are convertible by the holders into Class A shares and thus may be tendered as well. The tender offer will expire September 30, 1998, and will be conditioned upon the tender of at least 90 percent of the outstanding voting shares of Envirotest. If the 90 percent minimum condition is not satisfied, the transaction will be completed pursuant to a merger. Certain shareholders of Envirotest have agreed to tender approximately 50 percent of the outstanding shares into the offer.

        The tender offer and the merger are subject to other customary conditions.

        Credit Suisse First Boston is acting as financial advisor to Envirotest in connection with the transaction.

        Based in Sunnyvale, California, Envirotest is a provider of centralized vehicle emissions testing for states and municipalities.

        Stone Rivet, Inc. is a wholly owned indirect subsidiary of Newmall Limited, a U.K. company. Newmall Limited is controlled by the Alchemy Investment Plan, an investment consortium principally composed of United States institutional investors, which is advised by Alchemy Partners.